Results of  the Annual  Meeting of Shareholders

The Annual Meeting of Shareholders of the Intermediate Muni Fund, Inc. was held on April 29, 2004, for the purpose of considering and voting upon the election of three Class II Directors, each for a three-year term. At the Meeting the holders of the Preferred Stock voting separately, voted on a Preferred Class Director. The following table provides information concerning the matters voted on at the Meeting.

Election of Directors*

Nominees            Votes For                Votes Withheld

Paul Hardin              12,513,674
154,494
(Preferred Stockholders only)    1,794,000
2,000

Roderick C. Rasmussen    12,517,920
150,248


John P. Toolan      12,511,951
156,217

 * The following Directors representing the balance of the Board of Directors continue to serve as Directors: Lee
Abraham, Alan J. Bloostein, Jane R. Dasher, Donald R. Foley,
R.Jay Gerken, Richard E. Hanson Jr.,